UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

(Commission File No. 001-40634)

Gambling.com Group Limited

(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statement Form S-8 (File No. 333-258412) of Gambling.com Group Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into a Material Definitive Agreement

On January 31, 2022, Gambling.com Group Limited, a limited liability company organized under the laws of the Channel Island of Jersey (the “Company” or "Gambling.com Group"), through its wholly-owned subsidiary GDC Malta Limited, a limited liability company organized under the laws of Malta (“GDC Malta”), acquired NDC Holding Limited, a private company limited by shares incorporated under the laws of the British Virgin Islands and publisher of BonusFinder.com, a performance marketing business focused on the online gambling industry in North America.

Under the terms of the share purchase agreement (the "Purchase Agreement"), Gambling.com Group paid NDC Media shareholders an aggregate purchase price of EUR 12.5 million (USD 13.92 million), of which EUR 10 million (11.14 million) was paid in cash (subject to adjustments for cash, working capital, and indebtedness, among other factors), with cash on hand and EUR 2.5 million (USD 2.86 million) in newly issued, unregistered ordinary shares. NDC Media Media shareholders may benefit from an additional payment of up to a maximum of EUR 19.0 million (USD 21.85 million) to be paid in 2023 based on their financial performance during 2022, and a further potential payment of up to EUR 28.5 (USD 32.8) million to be paid in 2024 based on their financial performance during 2023, subject to such shareholder not being a "bad actor" (as such term is defined in the Purchase Agreement) at the point in time when such a payment is due. Gambling.com Group has the option to pay up to 50% of each of the earnout payments in unregistered ordinary shares. A conversion rate of 1.1138 EUR to USD (the Central Bank reference rate on January 28, 2022) was used.

The Purchase Agreement contains representations, warranties, covenants, and indemnities of each party customary for a transaction of this nature.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which will be filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ending December 31, 2021 (the "Form 20-F").The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement.

The representations and warranties and covenants set forth in the Purchase Agreement have been made only for the purposes of the Purchase Agreement and solely for the benefit of the parties to the Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations and warranties were made only as of the dates specified in the Purchase Agreement. Accordingly, the Purchase Agreement will be filed with the Form 20-F only to provide investors with information regarding the terms of the Purchase Agreement and not to provide investors with any other factual information regarding the parties or their respective businesses.

On February 1, 2022, the Company issued a press release announcing the acquisition. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated February 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: February 1, 2022